UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

TSR, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

872885207

(CUSIP Number)

Daniel Zeff
c/o Zeff Holding Company, LLC
145 S. Fairfax Ave.
Los Angeles, CA 90036

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 15, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 872885207	13D	Page 2 of 7

(1) NAMES OF REPORTING PERSONS Zeff Capital, L.P.
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
437,774 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
437,774 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 437,774 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.2%*
(14) TYPE OF REPORTING PERSON (see instructions) PN

_______________

*Percentage calculated based on 2,169,546 shares of common stock, par value $0.01 per share, outstanding as of April 15, 2024, as reported in the Form 10-Q filed by TSR, Inc. on April 15, 2024.

CUSIP No. 872885207	13D	Page 3 of 7

(1) NAMES OF REPORTING PERSONS Zeff Holding Company, LLC
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
437,774 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
437,774 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 437,774 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.2%*
(14) TYPE OF REPORTING PERSON (see instructions) OO

_______________

*Percentage calculated based on 2,169,546 shares of common stock, par value $0.01 per share, outstanding as of April 15, 2024, as reported in the Form 10-Q filed by TSR, Inc. on April 15, 2024.

CUSIP No. 872885207	13D	Page 4 of 7

(1) NAMES OF REPORTING PERSONS Daniel Zeff
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
437,774 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
437,774 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 437,774 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.2%*
(14) TYPE OFREPORTING PERSON (see instructions) IN

_______________

*Percentage calculated based on 2,169,546 shares of common stock, par value $0.01 per share, outstanding as of April 15, 2024, as reported in the Form 10-Q filed by TSR, Inc. on April 15, 2024.

Explanatory Note

This Amendment No. 12 (this “Amendment”) amends and supplements the Schedule 13D filed on July 26, 2018, as amended on August 23, 2018, September 19, 2018, October 10, 2019, January 4, 2019, August 2, 2019, August 8, 2019, September 4, 2019, October 23, 2019, October 29, 2019, January 2, 2020, and August 13, 2020 (as amended, the “Schedule 13D”), by the Reporting Persons relating to the Common Stock. Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D. All references in the Schedule 13D and this Amendment to the “Statement” will be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

Item 2.	Identity and Background.

Item 2(b) of the Schedule 13D is amended and restated as follows:

(b)       Residence or Business Address

The address of the principal business and principal office of each of the Reporting Persons is 145 S. Fairfax Ave., Los Angeles, CA 90036.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is amended and supplemented as follows:

Merger Agreement and Related Transactions

On May 15, 2024, Vienna Parent Corporation, an Indiana corporation (“Parent”), Vienna Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides that, subject to the terms of the Merger Agreement, Merger Sub will commence a cash tender offer (the “Offer”) to purchase all of the outstanding shares of common stock, par value $0.01 per share, of the Company at a price of $13.40 per share, net to the sellers in cash, without interest, subject to any applicable tax withholding and on the terms and subject to the conditions set forth in the Merger Agreement.

The Merger Agreement provides that Merger Sub will commence the Offer no later than 10 business days after the date of the Merger Agreement. The Offer will expire at one minute following 11:59 p.m., Eastern time, on the date that is 20 business days after the date the Offer is first commenced, unless extended in accordance with the terms of the Offer and the Merger Agreement and the applicable rules and regulations of the U.S. Securities and Exchange Commission (the “Commission”).

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached as Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the Commission on May 17, 2024 and is incorporated by reference.

Tender and Support Agreement

In connection with the execution of the Merger Agreement, the Reporting Persons, solely in their capacities as stockholders of the Issuer, entered into a Tender and Support Agreement (the “Support Agreement”) with Parent and Merger Sub. The Support Agreement provides, among other things, that the Reporting Persons will tender all of the shares of Common Stock held by them in the Offer.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of the Support Agreement, which is filed as Exhibit 11 to this Schedule 13D and is incorporated by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended and supplemented as follows:

The description of the Merger Agreement and the Support Agreement set forth in Item 4 of this Amendment is incorporated by reference.

Item 7.	Material to be filed as Exhibits.

Item 7 of the Schedule 13D is amended and restated as follows:

1	Joint Filing Agreement (incorporated by reference to Exhibit 1 to Amendment No. 1 to the Schedule 13D).
2	Letter dated as of September 17, 2018 (incorporated by reference to Exhibit 2 to Amendment No. 2 to the Schedule 13D).
3	Press release of Zeff Capital, L.P. (incorporated by reference to the DFAN14A filing made by Zeff Capital, L.P. on October 10, 2018).
4	Form of Indemnification Agreement (incorporated by reference to Exhibit 4 to Amendment No. 3 to the Schedule 13D).
5	Complaint filed by TSR, Inc. (incorporated by reference to Exhibit 5 to Amendment No. 4 to the Schedule 13D).
6	Reserved.
7	Settlement and Release Agreement, dated as of August 30, 2019, by and between TSR, Inc. and Zeff Capital, L.P., Zeff Holding Company, LLC, Daniel Zeff, QAR Industries, Inc. and Robert Fitzgerald, and Fintech Consulting, LLC and Tajuddin Haslani (incorporated by reference to Exhibit 7 to Amendment No. 7 to the Schedule 13D).
8	Share Repurchase Agreement, dated as of August 30, 2019, by and between TSR, Inc. and Zeff Capital, L.P., Zeff Holding Company, LLC, Daniel Zeff, QAR Industries, Inc. and Robert Fitzgerald, and Fintech Consulting, LLC and Tajuddin Haslani (incorporated by reference to Exhibit 8 to Amendment No. 7 to the Schedule 13D).
9	Press Release of TSR, Inc. (incorporated by reference to Exhibit 9 to Amendment No. 7 to the Schedule 13D).
10	Agreement, dated as of August 13, 2020, by and between TSR, Inc. and Zeff Capital, L.P., Zeff Holding Company, LLC and Daniel Zeff (incorporated by reference to Exhibit 10 to Amendment No. 11 to the Schedule 13D).
11	Tender and Support Agreement, dated as of May 15, 2024, by and among Vienna Parent Corporation, Vienna Acquisition Corporation and Zeff Capital, L.P.*

__________________________

*Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the Reporting Persons certify that the information set forth in this statement is true, complete and correct.

Dated: May 17, 2024

ZEFF CAPITAL, L.P.

By: Zeff Holding Company, LLC, as general partner

By: /s/ Daniel Zeff
Name: Daniel Zeff

Title: Manager

ZEFF HOLDING COMPANY, LLC

By: /s/ Daniel Zeff
Name: Daniel Zeff

Title: Manager

/s/ Daniel Zeff
Daniel Zeff